EXHIBIT 99.2

PENGROWTH ENEGRY CORPORATION

BUSINESS ACQUISITION REPORT

August 10, 2012

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this business acquisition report, and in certain documents incorporated by reference into this business acquisition report, constitute forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Such forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pengrowth Energy Corporation ("Pengrowth") believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this business acquisition report should not be unduly relied upon. These forward-looking statements speak only as of the date of this business acquisition report or as of the date specified in the documents incorporated by reference into this business acquisition report, as the case may be.

In particular, this business acquisition report, and the documents incorporated by reference herein, contain forward-looking statements pertaining to the following:

•	the impact of the Arrangement (as defined herein) on Pengrowth's operations, opportunities, financial condition and overall strategy;
•	the quantity of the reserves associated with the assets acquired pursuant to the Arrangement; and
•	Pengrowth's future plans with regards to the assets acquired pursuant to the Arrangement.

The actual results, performance or achievements of Pengrowth could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this business acquisition report, and in certain documents incorporated by reference into this business acquisition report. These risks include, but are not limited to:

•	volatility in market prices for oil and natural gas and foreign exchange rates;
•	operational risks and liabilities inherent in oil and natural gas operations;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
•	incorrect assessments of the value of acquisitions (including the Arrangement);
•	geological, technical, drilling and processing problems;
•	changes in general economic, market and business conditions;
•	the accuracy of oil and gas reserves estimates and estimated production levels as they are affected by exploration and development drilling and estimated decline rates;
•	the uncertainties in regard to the timing of Pengrowth's exploration and development program;
•	unforeseen difficulties in integrating the assets acquired pursuant to the Arrangement into Pengrowth's operations;
•	fluctuations in the costs of borrowing;
•	political or economic developments;
•	ability to obtain regulatory approvals;
•	the occurrence of unexpected events;
·	supply and demand for oil and natural gas;
•	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production and timing of results therefrom;
•	Pengrowth's business and acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the results of litigation or regulatory proceedings that may be brought against Pengrowth; and

•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

With respect to forward-looking statements contained and incorporated by reference in this business acquisition report, Pengrowth has made assumptions regarding, among other things: commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; access to capital; availability of drilling and related equipment; effects of regulation by governmental agencies; and royalty rates and future operating costs.

Pengrowth has included the above summary of assumptions and risks related to forward-looking information provided in this business acquisition report in order to provide investors with a more complete perspective on Pengrowth's current and future operations and such information may not be appropriate for other purposes.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this business acquisition report, and the documents incorporated by reference herein, are expressly qualified by this cautionary statement. Except as required by applicable securities laws, Pengrowth does not undertake any obligation to publicly update or revise any forward-looking statements.

Item 1 - Identity of Reporting Issuer

1.1           General – Name, Jurisdiction of Incorporation and Address of Pengrowth

Pengrowth is a corporation amalgamated under the Business Corporations Act (Alberta). The head and registered office of Pengrowth is located at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

1.2           Executive Officer

The name of the executive officer of Pengrowth, who is knowledgeable about the significant acquisition and this report is Andrew Grasby, Senior Vice President, General Counsel and Corporate Secretary and his business telephone number is (403) 806-3215.

Item 2 - Details of Acquisition

2.1    Nature of Assets Acquired

On May 31, 2012, Pengrowth completed its previously announced acquisition of NAL Energy Corporation ("NAL"). The acquisition was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Pengrowth acquired all of the issued and outstanding common shares of NAL for consideration of approximately 131 million common shares of Pengrowth (each common share, a "Pengrowth Share"). Concurrent with closing of the Arrangement, Pengrowth paid the amounts owing and outstanding under NAL's credit facility of $219.0 million from funds available under its credit facilities.

Under the Arrangement, Pengrowth also assumed all of the covenants and obligations of NAL relating to the principal amount $115,000,000 6.25% Series A Debentures of NAL due December 31, 2014, the principal amount $150,000,000 6.25% Series B Debentures of NAL due March 31, 2017, and the principal amount $79,744,000 6.75% Debentures of NAL due August 31, 2012.  On June 1, 2012, Pengrowth made a repurchase offer for the NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and, for the NAL 6.25% Series B Debentures, at a price equal to 100% of the principal amount of the NAL 6.25% Series B Debentures plus accrued and unpaid interest.  Each of the offers expired on June 22, 2012.  $17.1 million of the 6.25% Series A Debentures, $13.2 million of the Series B Debentures and $20.2 million of the 6.75% Debentures were tendered to the repurchase offer.

About NAL

NAL is a participant in the Canadian upstream oil and gas industry, and is engaged in the acquisition, development, production and sale of crude oil, natural gas and natural gas liquids from pools located in southeastern Saskatchewan, central Alberta, northeastern British Columbia and Lake Erie, Ontario. As a result of the Arrangement, NAL is currently a wholly-owned subsidiary of Pengrowth.

A detailed description of the principal properties of NAL, together with related reserves and other oil and gas information is contained in NAL's Annual Information Form dated March 30, 2012 for the year ended December 31, 2011 (the "NAL Annual Information Form") under the heading "Principal Properties" which section from the NAL Annual Information Form is incorporated by reference herein and is available on NAL's profile on SEDAR at www.sedar.com.

2.2    Date of Acquisition

May 31, 2012.

2.3    Consideration

Pengrowth acquired all of the issued and outstanding common shares of NAL for consideration consisting of approximately 131 million Pengrowth Shares.  Concurrent with closing of the Arrangement, Pengrowth paid the amounts owing and outstanding under NAL's credit facility of $219.0 million from funds available under its credit facility.

Under the Arrangement, Pengrowth assumed all of the covenants and obligations of NAL relating to the principal amount $115,000,000 6.25% Series A Debentures of NAL due December 31, 2014, the principal amount $150,000,000 6.25% Series B Debentures of NAL due March 31, 2017, and the principal amount $79,744,000 6.75% Debentures of NAL due August 31, 2012.  On June 1, 2012, Pengrowth made a repurchase offer for the NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and, for the NAL 6.25% Series B Debentures, at a price equal to 100% of the principal amount of the NAL 6.25% Series B Debentures plus accrued and unpaid interest.  Each of the offers expired on June 22, 2012.  $17.1 million of the 6.25% Series A Debentures, $13.2 million of the Series B Debentures and $20.2 million of the 6.75% Debentures were tendered to the repurchase offer.

2.4    Effect on Financial Position

There are presently no plans or proposals for material changes in Pengrowth's business affairs or the affairs of NAL which may have a significant effect on the results of operating and financial position of Pengrowth.

The effect of the Arrangement on Pengrowth's financial performance and financial position is outlined in the financial statements (including pro-forma financial statements) included in this Business Acquisition Report.

2.5           Prior Valuations

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable by Pengrowth pursuant to the Arrangement has been obtained within the past 12 months by Pengrowth or NAL.

2.6    Parties to Transaction

The Arrangement was not with an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Pengrowth.

2.7    Date of Report

This Business Acquisition Report is dated August 10, 2012.

Item 3 Financial Statements

The following documents containing historical information regarding NAL with the various securities commissions or similar authorities in the jurisdictions where NAL was a reporting issuer and are incorporated into and form part of this business acquisition report and are available on NAL's profile on the SEDAR website at www.sedar.com:

1.	the unaudited consolidated interim financial statements of NAL as at and for the three months ended March 31, 2012 and 2011, together with the notes thereto; and

2.	the audited consolidated financial statements of NAL as at and for the fiscal years ended December 31, 2011 and December 31, 2010, together with the notes thereto and the auditors' report thereon.

Schedule A hereto contains the unaudited pro forma balance sheet of Pengrowth as at March 31, 2012 and the pro forma consolidated statements of earnings (loss) of Pengrowth for the three months ended March 31, 2012 and the twelve months ended December 31, 2011, after giving effect to the Arrangement, together with the notes thereto.

SCHEDULE A

UNAUDITED PRO FORMA BALANCE SHEET OF PENGROWTH AS AT MARCH 31, 2012 AND THE PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) OF PENGROWTH FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND THE TWELVE MONTHS ENDED DECEMBER 31, 2011, AFTER GIVING EFFECT TO THE ARRANGEMENT, TOGETHER WITH THE NOTES THERETO.

Pengrowth Energy Corporation
Pro Forma Consolidated Balance Sheet
As at March 31, 2012
(Unaudited)

	Pengrowth Energy Corporation	NAL Energy Corporation	Adjustments			Pro forma Pengrowth Energy Corporation
ASSETS
Current Assets
Accounts receivable	$162,037	$41,012	$11,530	2	(d)	$214,579
Prepaid expenses	–	4,576	(4,576)	2	(d)	–
Fair value of risk management contracts	–	1,646	17,694	2	(d)	19,340
	162,037	47,234	24,648			233,919
Deferred income taxes	–	14,316	(14,316)	2	(d)	–
Other assets	85,738	–	–			85,738
Property, plant and equipment	4,136,862	1,453,873	249,740	2	(d)	–
	–	–	178,615	2	(e)	–
	–	–	44,419	2	(d)	6,063,509
Exploration and evaluation assets	592,981	44,419	(44,419)	2	(d)	592,981
Goodwill	700,652	14,722	(14,722)	2	(d)	700,652
TOTAL ASSETS	$5,678,270	$1,574,564	$423,965			$7,676,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$29,356	$259	$4,902	2	(d)	$34,517
Accounts payable	248,999	120,320	(25,253)	2	(d)	$344,066
Dividends payable	25,513	7,614	16	2	(d)	33,143
Fair value of risk management contracts	49,026	23,689	(21,022)	2	(d)	51,693
Convertible debentures	–	80,550	15	2	(d)	80,565
Current portion of provisions	20,116	–	–			20,116
	373,010	232,432	(41,342)			564,100
Fair value of risk management contracts	29,947	540	(76)	2	(d)	30,411
Convertible debentures	–	250,052	18,358	2	(d)	268,410
Other liabilities	–	1,818	(1,818)	2	(d)	–
Long term debt	1,044,043	171,878	42,022	2	(d)	1,257,943
Provisions	668,952	126,427	(79,446)	2	(d)	894,548
	–	–	178,615	2	(e)	–
Deferred income taxes	255,233	–	65,516	2	(d)	320,749
	2,371,185	783,147	181,829			3,336,161

Shareholders’ Equity
Shareholders’ capital	3,564,027	936,462	29,259	2	(d)	4,529,748
Equity portion of convertible debentures	–	12,565	(12,565)			–
Contributed surplus	14,142	–	–			14,142
Deficit	(271,084)	(157,610)	225,442	2	(d)	(203,252)
	3,307,085	791,417	242,136			4,340,638

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,678,270	$1,574,564	$423,965			$7,676,799

See accompanying notes to the pro forma consolidated financial statements.

Pengrowth Energy Corporation
Pro Forma Consolidated Statement of Earnings (Loss)
Three Months Ended March 31, 2012
(Unaudited)

	Pengrowth Energy Corporation	NAL Energy Corporation	Adjustments			Pro forma Pengrowth Energy Corporation

REVENUES
Oil and gas sales	$328,454	$122,428	$9,712			$460,594
Realized losses on derivative contracts	–	9,712	(9,712)			–
Royalties, net of incentives	(77,902)	(21,413)	–			(99,315)
	250,552	110,727	–			361,279
Unrealized (loss) gain on commodity risk management	(14,127)	(16,965)	–			(31,092)
	236,425	93,762	–			330,187

EXPENSES
Operating	95,505	32,390	–			127,895
Transportation	5,805	1,274	–			7,079
General and administrative	19,786	6,194	1,187			27,167
Share-based incentive compensation	–	1,187	(1,187)			–
Depletion, depreciation and amortization	113,222	47,790	15,540	3	(a)	176,552
	234,318	88,835	15,540			338,693

OPERATING INCOME (LOSS)	2,107	4,927	(15,540)			(8,506)

Other (income) expense items
Gain on disposition of properties	(1,687)	(5,720)	–			(7,407)
Unrealized foreign exchange loss	(19,059)	–	–			(19,059)
Realized foreign exchange loss	99	–	–			99
Interest and financing charges	17,138	6,845	298	3	(b)	24,281
Accretion	4,237	2,549	(1,140)	3	(c)	5,646
Other expense (income)	3,264	(118)	–			3,146

INCOME (LOSS) BEFORE TAXES	(1,885)	1,371	(14,698)			(15,212)

Deferred income tax expense (recovery)	(2,605)	164	(3,722)	3	(d)	(6,163)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$720	$1,207	$(10,976)			$(9,049)

NET INCOME (LOSS) PER SHARE
Basic	$0.00	$0.01				$(0.02)
Diluted	$0.00	$0.01				$(0.02)

See accompanying notes to the pro forma consolidated financial statements.

Pengrowth Energy Corporation
Pro Forma Consolidated Statement of Earnings (Loss)
Year Ended December 31, 2011
(Unaudited)

	Pengrowth Energy Corporation	NAL Energy Corporation	Adjustments			Pro forma Pengrowth Energy Corporation

REVENUES
Oil and gas sales	$1,453,735	$531,947	$(4,204)			$1,981,478
Realized losses on derivative contracts	–	(4,204)	4,204			–
Royalties, net of incentives	(277,945)	(89,907)	–			(367,852)
	1,175,790	437,836	–			1,613,626
Unrealized (loss) gain on commodity risk management	(39,951)	4,282	–			(35,669)
	1,135,839	442,118	–			1,577,957

EXPENSES
Operating	382,024	124,209	–			506,233
Transportation	25,716	5,681	–			31,397
General and administrative	75,312	25,873	(1,077)			100,108
Share-based incentive compensation	–	(1,077)	1,077			–
Depletion, depreciation and amortization	437,923	193,376	62,882	3	(a)	694,181
Impairment of assets	27,360	101,996	–			129,356
	948,335	450,058	62,882			1,461,275

OPERATING INCOME (LOSS)	187,504	(7,940)	(62,882)			116,682

Other (income) expense items
Gain on investments	(23,000)	–	–			(23,000)
Gain on disposition of properties	(12,647)	(26,046)	–			(38,693)
Unrealized foreign exchange loss	19,098	–	–			19,098
Realized foreign exchange loss	1,583	–	–			1,583
Interest and financing charges	75,924	22,830	2,715	3	(b)	101,469
Accretion	15,618	10,123	(4,483)	3	(c)	21,258
Other expense (income)	4,068	(811)	–			3,257

INCOME (LOSS) BEFORE TAXES	106,860	(14,036)	(61,114)			31,710

Deferred income tax expense (recovery)	22,328	(3,002)	(15,499)	3	(d)	3,827

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$84,532	$(11,034)	$(45,615)			$27,883

NET INCOME (LOSS) PER SHARE
Basic	$0.25	$(0.07)				$0.06
Diluted	$0.25	$(0.07)				$0.06

See accompanying notes to the pro forma consolidated financial statements.

Pengrowth Energy Corporation
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
For the three months ended March 31, 2012 and year ended December 31, 2011

(Tabular dollar amounts are stated in thousands of dollars except per common share amounts)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2012 and the pro forma consolidated statement of earnings (loss) for the three months ended March 31, 2012 and for the year ended December 31, 2011  have been prepared for inclusion in the Business Acquisition Report of Pengrowth Energy Corporation’s (“Pengrowth”) acquisition of NAL Energy Corporation (“NAL”) on May 31, 2012.

On March 23, 2012, Pengrowth and NAL announced that they had entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of NAL, in consideration for 0.86 of a common share of Pengrowth for each common share of NAL (the “Arrangement”).

The pro forma financial statements have been prepared by management in accordance with International Financial Reporting Standards.  The pro forma consolidated balance sheet gives the effect of the Arrangement and assumptions described herein as if they occurred as at the date of the balance sheet. The pro forma statement of earnings (loss) gives effect to the Arrangement and assumptions described herein as if they occurred on January 1, 2011.  In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity.  In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of NAL and Pengrowth.  The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited financial statements of Pengrowth as at and for the three months ended March 31, 2012.  The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of NAL and Pengrowth as at and for the year ended December 31, 2011 and the unaudited consolidated financial statements of NAL and Pengrowth as at and for the 3 months ended March 31, 2012.

2.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT MARCH 31, 2012)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a)	Through the plan of arrangement, the common shares of NAL were acquired by Pengrowth on the basis of 0.86 common shares of Pengrowth for each NAL common share.

(b)
For the purposes of the purchase price determination, Pengrowth has used a common share price of $7.36 per common share, being the closing price of a Pengrowth common share on the day the transaction closed.

(c)	On May 31, 2012, NAL had 152,604,000 common shares outstanding. Pengrowth acquired 100% of the shares, resulting in the issuance of 131,239,000 Pengrowth common shares.

(d)The Arrangement has been accounted for using the acquisition method as follows:

Consideration:

Pengrowth common shares issued	$965,721

Acquired net assets:

Property, plant and equipment	$1,748,032

Inventory	2,487

Derivative instruments (1)	16,209

Bank debt (1)	(219,061)

Convertible debentures	(348,975)

Asset retirement obligations	(46,981)

Deferred tax liability (1)	(65,516)

Working capital deficiency (1)	(52,642)

Gain on acquisition	(67,832)

$965,721

(1) Amounts recorded in the pro forma balance sheet at March 31, 2012 have been adjusted to reflect the actual balances assumed on May 31, 2012, being the closing date of the acquisition.

(e)
ARO has been adjusted by approximately $179 million to reflect Pengrowth’s assumptions regarding the discount rate (from 8% to 2.5%) and the inflation rate (from 2% to 1.5%).  A corresponding adjustment has been made to  property, plant and equipment.

3.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2011)

The unaudited pro forma statement of earnings (loss) for the three month period ending March 31, 2012 and the year ended December 31, 2011 gives effect to the Arrangement and adjustments referred to in note 2 effective January 1, 2011, and the following:

(a)
Depletion, depreciation and amortization expense has been increased to reflect the effect of the pro forma adjustment to the carrying value of property, plant and equipment based on the combined reserves and production of Pengrowth and NAL.

(b)	Interest expense has been increased to reflect the difference in interest rates between the bank debt and convertible debentures issued in February 2012.

(c)	Accretion expense has been decreased to reflect Pengrowth’s assumptions as noted in note 2(e).

(d)	The provision for deferred income taxes has been decreased to give effect to the pro forma adjustments.

4.	PRO FORMA INCOME PER SHARE

	Number of weighted average Common shares
For the three months ended March 31, 2012	Basic	Diluted
Common shares held by Pengrowth shareholders	361,966	363,461

Pengrowth common shares issued to former NAL shareholders	131,239	131,239
Pengrowth common shares issuable on conversion, redemption or maturity of convertible debentures	-	-(a)
	493,205	494,700

	Number of weighted average Common shares
For the year ended December 31, 2011	Basic	Diluted
Common shares held by Pengrowth shareholders	332,182	334,837

Pengrowth common shares issued to former NAL shareholders	131,239	131,239
Pengrowth common shares issuable on conversion, redemption or maturity of convertible debentures	-	-(a)
	463,421	466,076

(a)
The Pengrowth common shares potentially issuable on the conversion, redemption or maturity of the convertible debentures are anti-dilutive and are therefore excluded from the diluted net income per share calculation.

5.	DATE OF ESTIMATES

The information contained in these pro forma financial statements is based on a number of assumptions as at and for the three months ended March 31, 2012 and for the year ended December 31, 2011.